Exhibit 99.2

STONECO LTD.
c/o Harneys Fiduciary (Cayman) Limited

Fourth Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002

Cayman Islands

PROXY STATEMENT

General

The board of directors of StoneCo Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on August 29, 2023 at 9:00 a.m., Cayman Islands time (GMT-5). The AGM will be held at the offices of the Company at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On or before July 24, 2023, we mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on July 19, 2023, EST (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 313,144,036 Common Shares were issued and outstanding, including 294,395,266 Class A Common Shares and 18,748,770 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM, other than the resolution in respect of Proposal 2, will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM). The resolution in respect of Proposal 2 to be put to the vote at the AGM will be approved by a special resolution (i.e. a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM), with the consent of the Founding Shareholders of the Company, who have already provided their consent to the Company.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, Common Shares represented by the proxy card will be voted in favor of the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on August 28, 2023 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@stone.co, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on August 28, 2023.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

The Company seeks shareholder adoption and ratification of the Company’s 2022 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s Audited Accounts is included in the 2022 annual report on Form 20-F which is available on the Company’s website at https://investors.stone.co/financials#secfilings.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

PROPOSAL 2:

APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Pursuant to Article 41 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors have proposed the amendment and restatement of the Memorandum and Articles of Association by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association as available on the Investor Relations section of the Company's website at https://investors.stone.co/ along with a marked version against the Company's Amended and Restated Memorandum and Articles of Association currently in effect (the "Second Amended and Restated Memorandum and Articles of Association").

Below is a summary of the key changes from the Memorandum and Articles of Association to be adopted in the Second Amended and Restated Memorandum and Articles of Association:

•	several rights of the Founding Shareholders have been removed on the basis that the Founding Shareholders no longer hold at least 50% of the voting power of all shares of the Company, but the Founding Shareholders will have the right to elect and appoint the Chairman of Company’s board of directors as long as they hold at a least 25% of the voting power of all shares of the Company;

•	members holding not less than two-thirds of the voting power of the shares of the Company will be able to waive notice of general meetings, rather than members holding not less than 75% in par value of the shares of the Company;

•	the board will be declassified and all directors will be appointed at each annual general meeting and serve for a term until the next annual general meeting;

•	express references to the Finance Committee, Risk Committee and the People and Compensation Committee (previously referred to as the Compensation Committee) of the board of directors of the Company have been included and the directors will be able to appoint any person to a committee of the board of directors, rather than only being authorized to appoint directors to a respective committee; and

•	minor administrative clarifications for improved guidance.

Please note that the summaries set out above do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Second Amended and Restated Memorandum and Articles of Association. Shareholders are urged to read the Second Amended and Restated Memorandum and Articles of Association for a complete understanding.

The affirmative vote by the holders of a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal, noting the Founding Shareholders of the Company have already provided their consent to the Company in respect of this proposal as required under Article 41 of the Memorandum and Articles of Association. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION BY THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 3:

APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated André Street de Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF ANDRÉ STREET DE AGUIAR TO THE BOARD OF DIRECTORS.

PROPOSAL 4:

APPROVAL OF THE REELECTION OF CONRADO ENGEL AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Conrado Engel for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF CONRADO ENGEL TO THE BOARD OF DIRECTORS.

PROPOSAL 5:

APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Luciana Ibiapina Lira Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar TO THE BOARD OF DIRECTORS.

PROPOSAL 6:

APPROVAL OF THE REELECTION OF Diego Fresco Gutiérrez AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Diego Fresco Gutiérrez for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ TO THE BOARD OF DIRECTORS.

PROPOSAL 7:

APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Mauricio Luis Luchetti for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI TO THE BOARD OF DIRECTORS.

PROPOSAL 8:

APPROVAL OF THE REELECTION OF PATRICIA REGINA VERDERESI SCHINDLER AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Patricia Regina Verderesi Schindler for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF PATRICIA REGINA VERDERESI SCHINDLER TO THE BOARD OF DIRECTORS.

PROPOSAL 9:

APPROVAL OF THE ELECTION OF Thiago dos Santos Piau AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Thiago dos Santos Piau for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF Thiago dos Santos Piau TO THE BOARD OF DIRECTORS.

PROPOSAL 10:

APPROVAL OF THE ELECTION OF Luiz André Barroso AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Luiz André Barroso for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF Luiz André Barroso TO THE BOARD OF DIRECTORS.

PROPOSAL 11:

APPROVAL OF THE ELECTION OF Silvio José Morais AS A DIRECTOR

Pursuant to Article 21 of the Company’s Memorandum and Articles of Association, the Company’s board of directors have nominated Silvio José Morais for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until their resignation or removal in accordance with the Second Amended and Restated Memorandum and Articles of Association.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF Silvio José Morais TO THE BOARD OF DIRECTORS.

Information relating to the director nominees as set forth above in Proposals 3 – 11.

Name	Age	Current Position/Title
André Street de Aguiar	39	Director and Chairman
Conrado Engel	66	Director and Vice-Chairman
Luciana Ibiapina Lira Aguiar	49	Director
Diego Fresco Gutiérrez	53	Director
Mauricio Luis Luchetti	64	Director
Patricia Regina Verderesi Schindler	52	Director
Thiago dos Santos Piau	34	Director
Luiz André Barroso	59	Director
Silvio José Morais	60	Director

André Street de Aguiar is the Chairman of our board of directors, and has been a member of our board of directors since 2018. He has held the position of member of the advisory committee of DLP Capital LLC since 2014. In 2000, he founded Pagafacil.com, a company specialized in internet payments in Brazil that partnered with websites such as I-Bazar, Mercadolivre, Lokau.com and Arremate. In 2005, he founded Braspag Tecnologia Em Pagamentos, a service provider of payment solutions in Latin America, where he served as CEO until 2009, when the company was sold. In 2007, he also founded Netcredit Promoção de Crédito S.A., a consumer credit company geared towards facilitating business growth by offering extended payment terms and emphasizing digital credit approval processes. Mr. Street is a founding partner of ACP Investments Ltd – Arpex Capital (formed in 2011), a company focused on investing in e-commerce technology companies in Latin America and in the United States. While at Arpex, he founded StoneCo Ltd., the issuer company, controller of Stone Instituição de Pagamento S.A. (formerly Stone Pagamentos S.A.) and Mundipagg Tecnologia em Pagamentos S.A., two of our subsidiaries. Between 2012 and 2015 he had indirectly controlled Sieve Group Brasil Tecnologia S.A., a holding company that was the owner of several technology companies, sold in 2015. He also served on the board of directors of B2W Companhia Digital S.A. and Lojas Americanas S.A. In 2010, Mr. Street completed the Owner President Manager Program at Harvard Business School. We believe that Mr. Street is well qualified to serve as the Chairman of our board of directors given his extensive experience in the financial technology sector and background as one of our founders and as one of our executives since inception.

Conrado Engel is a member of our board of directors, a position he has held since 2022. Mr Engel is a senior advisor of General Atlantic for its Latam portfolio. He began his career in 1981 as a management trainee at Citibank S.A., where he worked for seven years. From 1992 to 1997, Mr. Engel served as head of the credit cards business for Banco Nacional-Unibanco. In 1998, he became chief executive officer of Losango Consumer Finance Co. From October 2003 until the end of 2006, Mr. Engel became head of the retail business of HSBC BANK BRASIL S.A. in Brazil and member of its executive committee. From January 2007 to May 2009, he served as head of the retail business and member of the executive committee of HSBC ASIA PACIFIC HOLDINGS (UK) LIMITED in the Asian-Pacific region, in Hong Kong. In May 2008, Mr. Engel was appointed group general manager and became chief executive officer of HSBC BANK BRASIL S.A., where he remained until March 2012. From May 2012 and until January 2018, he served as head of the retail business and the wealth management & specialized businesses, including auto joint ventures from Santander. From January 2108 and until December 2019, Mr. Engel was a member of Santander Board of Directors and a member of Risk and Compliance Committee, as well as chairman of the board of directors of Banco Olé Bonsucesso Consignado S.A. and Chairman of the advisory board of Santander Brasil Gestão de Recursos. Mr. Engel holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica - ITA.

Luciana Ibiapina Lira Aguiar is a member of our board of directors, a position she has held since 2020. Since 2017, Ms. Aguiar is also the founder partner of Alma Law (law firm). Prior to that Ms. Aguiar was tax partner of a Brazilian law firm Mariz de Oliveira e Siqueira Campos Advogados for two and half years. Ms. Aguiar was previously a member from Tax Department at PwC, from 1994 to 2012 and Tax Partner at PwC from 2009 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly held companies. Ms. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences from Pontifícia Universidade Católica de São Paulo and a Master in tax law degree from Fundação Getulio Vargas.

Diego Fresco Gutierrez is a member of our board of directors, a position he has held since 2021. Mr. Gutierrez is currently a member of the Audit Committee of Votorantim Cimentos S.A. and of Itau Corpbanca Chile (NYSE: ITCB), where he also is a board member, and of Itau Corpbanca Colombia. Between 2014 and 2021, he was a member and financial specialist of the Audit Committee of Itaú Unibanco Holding. Previously, he was a partner at PricewaterhouseCoopers in São Paulo (2000-2013). Between 1998 and 2000, he held various positions at PricewaterhouseCoopers in Uruguay and in the United States. From 2013 to 2021 he was a member of the Commission on Governance of Financial Institutions of the IBGC. He graduated in Accounting in 1994 at Universidad de la República Oriental del Uruguay. Diego is a Certified Public Accountant registered in the state of Virginia and an Accountant registered with the Conselho Regional de Contabilidade – SP in Brazil.

Mauricio Luis Luchetti is a member of our board of directors, a position he has held since 2022. Mauricio is an independent member of the YDUQS Board of Directors where he coordinates the People and Governance Committee and a member of the Monitoring and Performance Committee. He is also an independent member of the Board of Directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the Board of Directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the Boards of Directors of others publicly held Companies of JBS S.A., Taesa S.A, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Ambev S.A. where he held positions as executive of People and Management and Regional executive of Operations. From 2003 to 2006, he worked at the Votorantim S.A. where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos S.A. He has also been a partner at Galicia Investimentos since 2007. Mr Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and is a post-graduate in Finance and Human Resources at Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Patricia Regina Verderesi Schindler is a member of our board of directors, a position she has held since 2022. Patricia has 30 years of experience in the financial markets, primarily in senior risk management, control and governance positions. She was a Managing Director at J.P. Morgan S.A. over the last 10 years with regional functions and Chief Risk Officer “CRO” for Brazil. She has also worked at Citigroup Inc. and Banco Safra S.A. in business, derivatives, credit and structured finance positions. Currently, she is an independent member of Credit Suisse Brazil’s S.A. board and chairman of Raizen’s S.A. Audit Committee. Mrs. Verderesi has a bachelor degree in business administration from Pontifícia Universidade Católica de São Paulo, with a finance MBA from Wharton Business School.

Thiago dos Santos Piau is an interim member of our board of directors, a position he has held since 2023. Between 2017 and 2023, Mr. Piau was our Chief Executive Officer. Prior to 2017, he was our Chief Operations Officer and prior to 2016, he was our Chief Financial Officer. He is a partner at ACP Investment Ltd. – Arpex Capital, where he was responsible for the definition of the business strategy, investment structuring, merger and acquisition transactions and oversees the management of portfolio companies. In 2011, he founded Paggtaxi, a company that facilitated the payment of taxi rides through a mobile app and credit card machines, where he served as a partner until 2013. Mr. Piau conducted studies in mechanical engineering at Universidade Federal do Rio de Janeiro from 2007 to 2011 and participated in the Key Executive Program at Harvard Business School in 2013. He also participated in the Owner President Manager Program at Harvard Business School in 2018.

Luiz André Barroso is an interim member of our board of directors, a position he has held since 2023. Mr. Barroso is a Google Fellow, having more than 30 years of experience working in the technology and innovation segment. Luiz has worked in Google for more than 20 years and has founded and led the office of Cross-Google Engineering (XGE), being responsible for technology coordination across all of Google’s products. Over his more than two decades at Google, Luiz has worked as VP of Engineering in the Core and Maps team, while also working with microarchitecture research, datacenter design, energy efficient computing, Google Search, Google Scholar, and Google Earth. Mr. Barroso is the author of "The Datacenter as a Computer" the reference book on the computing infrastructure used by large technology companies, and his pioneering work in this area was recognized in 2020 with the ACM Eckert-Mauchly Award. He is also a member of National Academy of Engineering, a Fellow of American Academy of Arts & Science, American Association for the Advancement of Science and of Association for Computing Machinery. Mr. Barroso holds a PhD and a Master’s Degree in Computer Engineering from University of Southern California and holds a Bachelor’s degree in Electrical and Electronical Engineering from PUC-RJ.

Silvio José Morais is an interim member of our board of directors, a position he has held since 2023. Mr. Morais was our Interim Chief Financial Officer, a position he has held from September 2022 to July 2023, and also a former member of our board of directors (from June 2019 to August 2022). Prior to joining StoneCo, he served as Controller at Ambev SA from 1998 to 2019 where he was responsible for the Financial Reporting, Internal Controls, Pension Plan and Direct tax. Between 1988 and 1998, he had also other job positions at Ambev S.A. Between May 2018 and April 2019 he served as an alternate member of ITAUSA’s board of directors. Between 2008 and 2019 he also served as Officer at IAPP – Instituto Ambev de Previdência Privada, and since March 2019 is its board member. Mr. Morais is a board member (Since 2017) and an Executive Director (Since 2018) of Fundação Antonio e Helena Zerrenner. Since May 2019 he is board member at FALCONI Participações S.A. that controls FALCONI Consultoria, a consultant firm specialized in management. Mr. Morais received a degree in business management at FACE-PR, a post degree in Finance at FAE Business School, and an MBA degree in Controllership from Fipecafi – USP.

ANNUAL REPORT, SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION AND COMPANY INFORMATION

A copy of our 2022 Annual Report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

A copy the Second Amended and Restated Memorandum and Articles of Association can be accessed along with a marked version against the Company's Amended and Restated Memorandum and Articles of Association currently in effect, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, André Street de Aguiar Dated: July 24, 2023